UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_________________________________________
FORM 11-K
_________________________________________

(Mark One)
☒                ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐                   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from______to______

Commission File Number:  001-01011

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Aetna 401(k) Plan
151 Farmington Avenue
Hartford, Connecticut 06156

________________________________________

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CVS HEALTH CORPORATION

One CVS Drive
Woonsocket, RI 02895

REQUIRED INFORMATION
AETNA 401(k) PLAN
YEARS ENDED DECEMBER 31, 2019 AND 2018

Note:	The following schedules are required by Section 103 of the Employee Retirement Income Security Act of 1974, but have not been included as they are not applicable:

•	Schedule H, line 4i - Schedule of Assets (Held at End of Year)

•	Schedule of Investment Assets (Both Acquired and Disposed of Within the Plan Year)

•	Schedule of Reportable Transactions

•	Nonexempt Transactions

•	Schedule of Loans or Fixed Income Obligations in Default or Classified as Uncollectible

•	Schedule of Leases in Default or Classified as Uncollectible

Report of Independent Registered Public Accounting Firm
To the Plan Participants and the Plan Administrator of
Aetna 401(k) Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Aetna 401(k) Plan (the Plan) as of December 31, 2019 and 2018, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2019 and 2018, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Ernst & Young LLP
We have served as the Plan's auditor since 2019.
Boston, Massachusetts
June 23, 2020

AETNA 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2019 and 2018

	2019	2018
Assets:
Investments:
Investment at fair value in the Aetna 401(k) Master Trust	$7,449,422,507	$6,132,592,610
Investment at contract value in the Aetna 401(k) Master Trust	1,743,061,357	1,765,882,000
Total investments	9,192,483,864	7,898,474,610
Notes receivable from participants	156,862,616	156,664,135
Receivables:
Employer contributions	14,286,984	14,182,921
Employee contributions	9,687,507	8,243,747
Total receivables	23,974,491	22,426,668
Net assets available for benefits	$9,373,320,971	$8,077,565,413

See accompanying notes to the financial statements.

AETNA 401(k) PLAN
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2019 and 2018
	2019	2018
Additions to assets attributed to:
Interest income from participant loans	$8,459,861	$7,667,811
Gain (loss) from investment in Aetna 401(k) Master Trust (note 3)	1,479,154,559	(267,515,066)
Contributions:
Employer contributions (note 1(c))	209,307,883	206,865,842
Employee contributions (note 1(c))	341,335,929	318,995,859
Total contributions	550,643,812	525,861,701
Total additions	2,038,258,232	266,014,446
Deductions:
Benefits paid to participants	739,871,229	747,325,979
Administrative expenses	2,631,445	2,634,268
Total deductions	742,502,674	749,960,247
Net increase (decrease) in net assets for the year	1,295,755,558	(483,945,801)
Net assets available for benefits:
Beginning of year	8,077,565,413	8,561,511,214
End of year	$9,373,320,971	$8,077,565,413

See accompanying notes to the financial statements.

AETNA 401(k) PLAN
Notes to Financial Statements
December 31, 2019 and 2018

(1)Description of Plan

The following description of the Aetna 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)General
The Plan, a participant-directed defined contribution plan, is a voluntary savings plan that provides retirement income to eligible employees who are U.S. employees, employed by Aetna Inc. (the “Company”) or a participating subsidiary company. The Company’s Benefits Finance Committee oversees the appropriateness of the Plan’s investment offerings and monitors investment performance. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

(b)Administration
The Plan has multiple investment options for eligible employees. The Plan’s record keeper is Voya Institutional Plan Services, LLC (“Voya IPS”). The trustee of the Plan is State Street Bank and Trust Company (“SSBT”). The Company has a master trust agreement with SSBT and established the Aetna 401(k) Master Trust (“Master Trust”). The Master Trust serves as the funding vehicle for the Plan. Each participating retirement plan has a divided interest in the individual assets of the Master Trust based upon participant direction. Currently, the Plan is the only participant in the Master Trust.

(c)Contributions

Qualified Automatic Contribution Arrangement

The Company includes a qualified automatic contribution arrangement in the Plan. New and rehired employees are automatically enrolled in the Plan at a 3% pretax contribution rate unless the employee chooses a different rate or opts out of participation. Auto-enrolled participants will have the automatic rate escalator feature enabled, which will automatically increase the pretax contribution rate by 1% each year to a maximum of 10% of eligible pay. To the extent that no investment election is made, contributions will be invested in the Target Retirement Fund that most closely matches the participant’s Social Security full retirement age. Participants may choose to change their contribution rate or reallocate their contributions among other investment funds available in the Plan.

Participant Contributions

Employees may elect to contribute 1% to 40% of their eligible pay on a pretax basis and/or on an after-tax basis as a Roth 401(k) contribution. Participants who are not highly compensated employees may also contribute 1% to 5% of their eligible pay on an after‑tax basis as a traditional (non-Roth account) contribution.

Eligible participants may contribute both pretax and Roth 401(k) contributions up to a combined maximum of $19,000 in 2019 and $18,500 in 2018 in accordance with the Internal Revenue Code (“IRC”) qualified retirement plan limits.

Employees age 50 and older are allowed to make an additional pretax contribution or Roth 401(k) contribution, or both, to the Plan over and above the Internal Revenue Service (“IRS”) plan limits. The maximum amount allowed for catch‑up contributions was $6,000 for both tax years ended December 31, 2019 and 2018.

Lastly, participants may contribute amounts representing eligible rollover distributions from eligible retirement plans. These rollover amounts are considered to be participant contributions.

Employer Contributions

Participants are immediately eligible to receive a 100% employer company match contribution on the first 6% of eligible pay contributed to the Plan on a combined pretax and Roth 401(k) basis. The matching contributions are made in cash and invested according to each participant’s investment elections.

Participant pretax contributions and employer contributions, and earnings thereon, are not taxed until withdrawal. Participants may elect to make a Roth in‑plan conversion. Contributions are funded after each bi‑weekly payroll cycle.

(d)Participant Investment Elections
Participants may direct their investment contributions and employer contributions among twenty-two investment options offered by the Plan. The twenty-two investment options currently offered include eight investment funds, eleven target retirement funds, Stable Value Option (“SVO”), CVS Health Common Stock Fund, and a Self-Directed Brokerage Account (“SDBA”). Effective July 19, 2019, the SDBA feature was closed to new account openings, new contributions, and transfers. Participants are allowed to change their investment options subject to certain restrictions. The Company, or an investment fund in the Plan, may impose restrictions on the frequency of transfer from one investment fund to another or a limit on the investment percentage allowed for a particular fund. For example, participant elections to invest in the CVS Health Common Stock Fund are limited by the Plan to no more than 20% of the participant’s account balance.

(e)Participant Accounts
On a bi‑weekly basis, each contributing participant’s account is credited with the participant’s contribution and the Company match. Earnings on investments are allocated based on account balances and are credited daily. Investment fund earnings are net of expenses.

(f)Vesting
Participants are immediately vested in their deferral contributions and Company’s matching contributions plus actual earnings thereon. Certain plan activities noted in (i) may result in participant forfeitures.

(g)Notes Receivable from Participants
Participants may borrow from their Plan account in an amount ranging from a minimum of $1,000 up to the lesser of $50,000 or 50% of the current value of their vested account balances. The loans are secured by the participant’s vested account balance and bear interest at prime plus 1% at the time granted. A $65 per loan origination fee is charged to participants upon withdrawal. The amounts held for loans receivable are stated at amortized cost. Principal and interest is paid ratably through monthly payroll deductions. As of December 31, 2019 and 2018, interest rates on loans outstanding range from 3.25% to 10.50%.

(h)Payment of Benefits
On termination of service, a participant with a vested account greater than $5,000 may elect to take a lump sum distribution or roll over their account balance to another qualified plan or Individual Retirement Account (“IRA”), or may defer payment to a later date. Participants with a vested interest of $5,000 or less may elect to take a lump sum distribution or roll over their account balance to another qualified plan or IRA. Participants who do not make an election with balances ranging from $1,000 to $5,000 will automatically have their balances rolled over to a Voya Individual Retirement Account. Participants who do not make an election with balances under $1,000 will automatically receive a lump sum distribution.

(i)Participant Forfeitures
Forfeitures that occur may vary from year to year depending upon various Plan activities such as forfeited accounts transferred to the Plan from acquired companies, and vesting rules regarding former performance‑based match programs. If a participant terminates employment without being fully vested, any unvested Company contributions (and earnings thereon) will be forfeited in accordance with the Plan’s terms. There were no forfeited nonvested accounts as of December 31, 2019. As of December 31, 2018, forfeited nonvested accounts totaled approximately $279. These forfeitures were used to reduce future employer contributions or to offset plan expenses. In 2019 and 2018, forfeited nonvested accounts offset employer contributions by $22,510 and $7,110, respectively. Forfeitures are invested in the SVO fund (for additional information refer to Note 5).

(j)Employee Stock Ownership Plan
The portion of the Plan invested in the CVS Health Common Stock fund is designated as an employee stock ownership plan (“ESOP”). Under the ESOP, a participant can elect to receive, in cash, dividends that are paid on stock in the CVS Health Common Stock Fund or reinvest in the CVS Health Common Stock Fund. If no election is made, dividends are automatically re-invested in the CVS Health Common Stock Fund.

(2)Summary of Accounting Policies

(a)Basis of Presentation
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Investments held by the Plan are required to be reported at fair value, except for fully benefit-responsive investment contracts. Contract value is the relevant measure for that portion of the net assets available for benefits attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.

(b)Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities in these financial statements and accompanying notes. Accordingly, actual results may differ from reported results using those estimates.

(c)Investment Valuation and Income Recognition
Plan assets are held in the Master Trust, which is maintained by SSBT, the trustee. The Master Trust investments with the exception of Stable Value Option investments, are stated at fair value, which is the price that would be received if an asset is sold or that would be paid to transfer a liability, in both cases an orderly transaction between market participants at the measurement date. The Master Trust investments, investment returns, and plan expenses are allocated to participating plans based on the underlying equity of each plan in each investment fund administered through the Master Trust. The Plan is the only participant in the Master Trust. All investment allocations are participant-directed.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments represents both realized and unrealized gains and losses. Refer to Note 4 for further information related to the valuation of Master Trust investments.

(d)Plan Expenses
Investment management and advisory fees are reported in net appreciation of fair value of investments. Administrative expenses relating to plan administration, trustee, accounting and legal fees are charged based on a percentage of the Plan’s assets and allocated to each of the investment options.

(e)Payment of Benefits
Benefits are recorded when paid. Benefit amounts due to participants are not reflected as liabilities but as a component of net assets available for benefits.

(f)New Accounting Pronouncements
In February 2017, the Financial Accounting Standards Board issued Accounting Standard Update (ASU) 2017-06, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962) Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting. This standard requires a plan to present its interest in a master trust and the change in that interest in separate line items in the statement of net assets available for benefits and in the statement of changes in net assets available for benefits, respectively. It also requires a plan to disclose the master trust’s investments and other assets and liabilities, as well as the dollar amount of its interest in these balances. The standard is effective for entities for fiscal years beginning after December 15, 2018, with retrospective application to all periods presented. The Company has adopted the ASU, effective January 1, 2019, presenting the Plan's interest in the Master Trust within separate line items.

(3)    Investments in Master Trust

The Plan’s proportionate interest in the investments held by the trustee is 100% at both December 31, 2019 and 2018. The following is financial information with respect to the Master Trust (excluding notes receivable from participants):

	As of December 31,
	2019	2018
Investments, at fair value:
Common/collective trusts	$6,964,578,035	$5,734,136,773
Employer common stock	439,513,235	347,428,383
Money market funds and self-directed accounts	45,112,687	51,797,909
Net receivable (payable)	218,550	(770,455)
Total investments, at fair value	$7,449,422,507	$6,132,592,610

Investments, at contract value:
Stable value option (note 5)	1,743,061,357	1,765,882,000
Net investments of Master Trust allocated to the Plan	$9,192,483,864	$7,898,474,610

During 2019 and 2018, the investments held by the trustee (including investments bought, sold, as well as held during the year) appreciated/(depreciated) in value as follows:

	2019	2018
Net appreciation/(depreciation) of investments	$1,492,042,807	$(282,908,540)
Interest	4,727,838	11,997,032
Dividends	11,724,863	12,276,507
Other gain, net	(25,237,690)	(2,579,755)
Investment income	1,483,257,818	(261,214,756)

Master Trust expenses	(4,103,259)	(6,300,310)
Net investment gain/(loss) to the Master Trust	$1,479,154,559	$(267,515,066)

Allocated Plan gain/(loss) from investment in Master Trust	$1,479,154,559	$(267,515,066)

(4)    Fair Value Measurements

The Plan has adopted the guidance in ASC 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurement. The fair values of the Plan’s financial assets are based on valuations that include inputs that can be classified within one of three levels of a hierarchy established by GAAP. The following are the levels of the hierarchy and a brief description of the type of valuation information (inputs) that qualifies a financial asset or liability for each level:

•Level 1 - Unadjusted quoted prices for identical assets in active markets.
•Level 2 - Inputs other than Level 1 that are based on observable market data. These include: quoted prices for similar assets in active markets, quoted prices for identical assets in inactive markets, inputs that are observable that are not prices (such as interest rates, and credit risks) and inputs that are derived from or corroborated by observable markets.
•Level 3 - Developed from unobservable data, reflecting management’s own assumptions.

When quoted prices in active markets for identical assets are available, management uses these quoted market prices to determine the fair value of financial assets and classifies these assets as Level 1. In other cases where a quoted market price for identical assets in an active market is either not available or not observable, management estimates fair values using valuation methodologies based on available and observable market information. These financial assets would then be classified as Level 2. If quoted market prices are not available, management determines fair value using an analysis of each investment’s financial performance. In these instances, financial assets may be classified in Level 3 even though there may be some significant inputs that may be observable.

The following is a description of the valuation methodologies used for the Plan’s financial assets measured at fair value:

Common/Collective Trusts - Common/collective trusts invest in other collective investment funds otherwise known as the underlying funds. The Plan’s interest in the common/collective trust funds are based on the fair values of the underlying investments of the underlying funds. The underlying assets consist of U.S. Treasury, agency, corporate, mortgage‑backed, commercial mortgage‑backed and asset‑backed securities, U.S. and international stocks, bonds and cash and cash equivalents. Investments in collective trust funds are valued at fair value based on their respective net asset value per share/unit on the valuation date.

Investments in all common collective trust funds can be redeemed at the current net asset value based on the fair value of the underlying assets. There are no withdrawal limits, redemption frequency limits or redemption notice periods. There were no unfunded commitments for these investments as of December 31, 2019 or 2018.

Money Market Funds - Investments in money market funds are stated at fair value, which approximates amortized cost because the underlying investments are comprised of short‑term, highly liquid investments.

Employer Common Stock and Self‑Directed Brokerage Account (“SDBA”) - Units in the CVS Health Common Stock Fund are presented at fair value plus value of cash. On November 28, 2018 (the “Acquisition Date”), CVS Health acquired Aetna Inc. Subsequent to the Acquisition Date, the employer common stock is comprised of CVS Health common stock. Quoted market prices are used to value investments in CVS Health common stock and investments in the self-directed brokerage account. Effective July 19, 2019, the SDBA feature was closed to new account openings and new contributions, including transfers into the SDBA.

Prior to the Acquisition Date, the employer common stock fund was comprised of Aetna common stock.

The Master Trust investments with changes in fair value that are measured on a recurring basis at December 31, 2019 and 2018 are as follows:

	2019
	Level 1	Level 2	Level 3	Total
Assets:
Common/collective trusts	$—	$6,964,578,035	$—	$6,964,578,035
Money market funds	—	2,958,087	—	2,958,087
Self-directed brokerage account	42,154,600	—	—	42,154,600
Employer common stock	439,513,235	—	—	439,513,235
Total	$481,667,835	$6,967,536,122	$—	$7,449,203,957

	2018
	Level 1	Level 2	Level 3	Total
Assets:
Common/collective trusts	$—	$5,734,136,773	$—	$5,734,136,773
Money market funds	—	7,721,772	—	7,721,772
Self-directed brokerage account	44,076,137	—	—	44,076,137
Employer common stock	347,428,383	—	—	347,428,383
Total	$391,504,520	$5,741,858,545	$—	$6,133,363,065

(5)    Stable Value Option

The SVO holds investments in fully benefit responsive investment contracts. These contracts are collectively managed by Invesco Advisers, Inc. (“INVESCO”).

As of December 31, 2019 and 2018, the SVO is comprised of six synthetic guaranteed investment contracts (“Synthetic GICs”) that provide stable value guarantees in addition to cash and cash equivalent accounts.

As of December 31, 2019 and 2018, the investment advisors responsible for managing investments supporting the Synthetic GICs were as follows:

2019	2018
INVESCO	INVESCO
Voya Investment Management	Voya Investment Management
Jennison Associates	Jennison Associates
PIMCO	PIMCO
State Street Global Advisors Trust Company	State Street Global Advisors Trust Company
Loomis Sayles & Company	Dodge & Cox
Blackrock Financial Management, Inc.

These investments supporting the contracts are a diversified mix of high quality, publicly traded, fixed income securities. As of December 31, 2019 and 2018, the interest rates generated by the Synthetic GICs and the cash and cash equivalent accounts were blended together to determine the following quarterly SVO rate credited to participant accounts:

	2019	2018
January – March	2.70%	2.45%
April – June	2.75%	2.50%
July – September	2.75%	2.55%
October - December	2.75%	2.65%

As of December 31, 2019 and 2018, the fair value of the Synthetic GICs equals the total of the fair value of the underlying assets plus the total wrap rebid value. The fair value of the cash and cash equivalent accounts equals the contract value.

The SVO contract value represents the participant’s principal balance plus accrued interest. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are currently no reserves against contract values for credit risk of the contract issuers or otherwise.

Certain events limit the ability of the Plan to transact at contract value with the investment advisors. Such events include the following: (i) amendments to the plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the plan sponsor or other plan sponsor events (e.g. divestitures or spin‑offs of a subsidiary) which cause a significant withdrawal from the Plan or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The Synthetic GICs do not permit the investment advisors to terminate the agreement prior to the scheduled maturity date.

The Master Trust’s valuation policies are consistent with industry standards for fully benefit-responsive investment contracts and utilize information provided by the investment advisers, custodians and insurance company.

The following table presents the contract value and issuer rating for all Synthetic GICs held in the Master Trust at December 31, 2019 and 2018:

	2019		2018
Contract issuer and contract number	Issuer rating	Investments at contract value	Issuer rating	Investments at contract value
Transamerica Premier Life Insurance Co. Contract MDA00728TR	AA-	$257,927,261	AA-	$262,817,383
Voya Retirement Insurance & Annuity Co. Contract 60363-C	A+	268,467,434	A	259,207,548
Nationwide Life Insurance Co. Contract INV_AET_IP_1018	A+	272,492,801	A+	258,812,489
Prudential Insurance Co. of America Contract GA-62273	AA-	260,899,388	AA-	255,197,970
Pacific Life Insurance Co. Contract G-027330.01.001	AA-	252,591,358	AA-	246,493,304
RGA Reinsurance Co. Contract RGA00060	AA-	230,083,618	AA-	224,494,786
Voya Retirement Insurance & Annuity Co. Contract 60363-D	A+	158,462,973	A	163,092,747
State Street Government Short Term Investment Fund	NR	42,136,524	NR	65,594,679
Wells Fargo Bank (Certificate of Deposit)	—	—	—	30,171,094
Total		$1,743,061,357		$1,765,882,000

(6)Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. The Plan’s trust shall be continued, however, as long as the trustee deems it to be necessary for the effective discharge of any remaining duties of the Plan. Participants will receive their account value (at fair market value) after allocation of interest, dividends, gains, losses and expenses.

(7)Tax Status

The IRS has determined and informed the plan administrator by a letter dated February 3, 2016, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Since receiving the determination letter, the Plan has been amended. The plan administrator and the Plan’s ERISA counsel believe that the Plan, as amended, is designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore believe that the Plan is qualified and the related trust is tax-exempt.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2016.

(8)Transactions with Parties-In-Interest

Certain investments in the Master Trust are managed by State Street Global Advisors Trust Company (“State Street”), a subsidiary of SSBT. SSBT is the Plan Trustee as defined by the Plan and, therefore, these investments constitute party-in-interest transactions.

The Master Trust invests in the CVS Health Common Stock Fund, which consists primarily of the parent company of the Plan Sponsor’s common stock, and therefore, the Master Trust’s investments in the CVS Health Common Stock Fund constitute party-in-interest transactions.

The Master Trust’s SVO includes two Voya Retirement Insurance & Annuity Company insurance contracts. Voya IPS is the Plan recordkeeper. Both entities are owned by Voya Financial, Inc. and, therefore, these transactions constitute party-in-interest transactions.

As discussed in note 1(g) the Plan allows Plan participants, who are “Parties-In-Interest” to the Plan as defined by ERISA, to borrow from their participant accounts.

(9)Employer Contribution Receivable

At December 31, 2019 and 2018, a contribution receivable of $9,878,040 and $10,004,350, respectively, was recorded to accrue for year-end employer matching contributions for certain employees whose pretax deferrals had not been made proportionately over the course of the year.

Accrued employer matching contributions for the days remaining after the last pay cycle of the year totaled $4,408,944 and $4,178,571 at December 31, 2019 and 2018, respectively.

(10)Employee Contribution Receivable

Accrued participant contributions for the days remaining after the last pay cycle of the year totaled $9,687,507 and $8,243,747 at December 31, 2019 and 2018, respectively.

(11)Reconciliation of Financial Statements to Form 5500

The following are reconciliations of amounts reported in the financial statements, as of December 31, 2019 and 2018, to amounts reported on Form 5500, Schedule H. Plan assets merged into the CVS Health Future Fund 401(k) Plan on January 1, 2020.

	2019	2018
Net assets available for benefits per the financial statements	$9,373,320,971	$8,077,565,413
Amounts allocated to withdrawing participants	—	(6,392,794)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	—	(11,034,747)
Employer contributions not reported on Form 5500	(14,286,984)	—
Employee contributions not reported on Form 5500	(9,687,507)	—
Earnings related to plan transfer	(2,037,224)	—
Transfer to CVS Health Future Fund 401(k) Plan	(9,347,309,256)	—
Net assets available for benefits per Form 5500	$—	$8,060,137,872

Increase (decrease) in net assets available for benefits per the financial statements, excluding transfers in	$1,295,755,558	$(483,945,801)
Net change in amounts allocated to withdrawing participants	6,392,794	(1,728,051)
Employer contributions not reported on Form 5500	(14,286,984)	—
Employee contributions not reported on Form 5500	(9,687,507)	—
Earnings related to plan transfer	(2,037,224)	—
Net change on adjustment from contract value to fair value for fully benefit-responsive investment contracts	11,034,747	(32,123,494)
Net income (loss) per Form 5500	$1,287,171,384	$(517,797,346)

Benefits paid to participants per the financial statements	$739,871,229	$747,325,979
Net change in amounts allocated to withdrawing participants	(6,392,794)	1,728,051
Benefits paid to participants per Form 5500	$733,478,435	$749,054,030

Amounts allocated to withdrawing participants are recorded as a liability on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but have not yet been paid as of that date. Also, investments are recorded at fair value on the Form 5500 and at fair value (with an adjustment from fair value to contract value) on the accompanying financial statements.

(12)Risk and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

(13)Subsequent Event

Aetna Acquisition
On November 28, 2018, CVS Health acquired Aetna Inc. On January 1, 2020 the Aetna 401(k) Plan was merged into the CVS Health Future Fund 401(k) Plan (the “Future Fund”). The merger resulted in a transfer of assets of approximately $9.3 billion into the Future Fund effective January 1, 2020, which will be included in the Future Fund's statement of net assets available for benefits as of December 31, 2020 and the related statement of changes in net assets available for benefits for the year then ended.

Exhibits

Exhibits to this Form 11-K are as follows:

INDEX TO EXHIBITS

Exhibit	Description

23.1	Consent of Ernst & Young LLP

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Aetna 401(k) Plan

Date:	June 23, 2020	By:	/s/ EVA C. BORATTO
Eva C. Boratto
Executive Vice President and Chief Financial Officer